Exhibit 99.1

SilverCrest Announces Grant of Stock Options

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC - December 5, 2012 – SilverCrest Mines Inc. (the "Company") announces the grant of stock options to directors, officers, employees and consultants to purchase an aggregate of 1,760,000 common shares of the Company at an exercise price of $2.60 per share for a term of 5 years.  One quarter of these options vest on the date of grant and a further one-quarter will vest every six months thereafter.

SilverCrest Mines Inc. (TSX V: SVL) (NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico.  The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au).  SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the life of the current open pit at the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine (open pit and underground) and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:                info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
accepts responsibility for the adequacy or accuracy of this release.

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